Mail Stop 0306


April 8, 2005



Via Facsimile and U.S. Mail

Thomas Hein
Chief Financial Officer
Orthofix International N.V.
10115 Kincey Avenue
Suite 250
Huntersville, NC  28078


	Re:	Orthofix International N.V.
		Form 10-K for the fiscal year ended December 31, 2004
			Filed March 15, 2005
		Form 8-K dated March 3, 2005
		File No. 0-19961

Dear Mr. Hein:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the fiscal year ended December 31, 2004

Item 8 - Financial Statements and Supplementary Data - Page 45

Note 2 - Acquisitions - Page F-16

1. We note your disclosures relating to the acquisition of Breg, Inc.
in December 2003.  Please respond to the following:

a) Revise future filings to provide a brief description of the acquired entity and the reasons for the acquisition, including a description of the factors that contributed to goodwill being recognized. Refer to paragraphs 51(a) and 51(b) of SFAS 141.

b) Tell us and revise future filings to disclose how you valued the
731,715 shares of Orthofix common stock issued in connection with the acquisition. Refer to paragraph 51(d) of SFAS 141.

c) Revise future filings to provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Refer to paragraph 51(e) of SFAS 141.

d) With respect to the finite lived intangible assets, tell us and revise future filings to disclose the total amounts assigned to each major intangible asset class, the amount of any significant residual value in total and for each major intangible asset class, and the weighted average amortization period, in total and for each major intangible asset class. Refer to paragraph 52(a) of SFAS 141.

e) With respect to the indefinite lived intangible assets, tell us and revise future filings to disclose the amounts allocated to each major intangible asset class. Refer to paragraph 52(b) of SFAS
141.

f) Tell us what factors you considered in concluding these intangible assets are indefinite lived intangible assets. Cite the accounting literature you relied upon in making your determination.

Note 3 - Inventories - Page F-18

2. Supplementally describe to us the assets included in the line item
"field inventory." Please explain why you have classified these assets as inventory. Cite the accounting literature you relied upon in making your classification determination.

Note 6 - Patents and other intangible assets - Page F-19

3. We note your disclosure that you have $23.9 million of indefinite lived intangible assets as of December 31, 2004 and 2003. Revise future filings to also disclose the carrying amount for each major intangible asset class pursuant to paragraph 45(b) of SFAS 142.

Form 8-K dated March 3, 2005

Exhibit 99.1

Supplemental Disclosure Regarding Non-GAAP Financial Measure -
Page 4

4. We note your disclosure that management believes EBITDA "is a meaningful measure of a company`s performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements." This disclosure appears to indicate that you also use EBITDA as a liquidity measure. However, we note that you have only reconciled the non-GAAP measure to GAAP net income. Please revise future filings to also present a reconciliation to the most directly comparable liquidity measure calculated in accordance with GAAP. Please supplementally provide us with your proposed revised disclosures. Refer to SEC Release FR-65.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant or me at
(202)
942-1984 if you have questions regarding these comments.


					Sincerely,


					Martin F. James
					Senior Assistant Chief Accountant


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Thomas Hein
Orthofix International N.V.
April 8, 2005
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